FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management’s discussion and analysis of financial condition and results of operations and the interim unaudited consolidated financial statements of Diana Containerships Inc. and its subsidiaries (the “Company”), as of and for the three months ended March 31, 2012.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report and the documents incorporated by reference are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.

(registrant)

Dated: July 18, 2012	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 1

DIANA CONTAINERSHIPS INC.

Unless otherwise specified herein, references to the “Company,” “we,” “us” and “our” shall include Diana Containerships Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on February 23, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2012

Our Operations

We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the vessels of our fleet are employed on time charters with minimum remaining durations between a few days and 30 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Fleet employment profile

The table below sets forth our fleet employment profile and gross daily time charter rates for the vessels in our current fleet as of July 18, 2012.

Vessel		Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT	TEU
Container Vessels

SAGITTA		A	$22,000	2.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13 - 15-Jun-13	1
2010	3,426

CENTAURUS		A	$20,000	2.25%	CSAV Valparaiso	4-Sep-10	12-Aug-12	2
2010	3,426

MAERSK MALACCA		B	$21,450	2.25%	A.P. Moller - Maersk A/S	24-Jun-11	10-May-13 - 8-Aug-13	3
1990	4,714

MAERSK MERLION		B	$21,450	2.25%	A.P. Moller - Maersk A/S	19-Jun-11	5-May-13 - 3-Aug-13	3
1990	4,714

MAERSK MADRID			$21,450	2.25%	A.P. Moller - Maersk A/S	15-Jun-11	1-May-13 - 30-Jul-13	3
1989	4,206

CAP SAN MARCO		C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	4,5
			$22,850	1.00%		6-Feb-13	6-Feb-14

2001	3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15

CAP SAN RAPHAEL		C	$22,750	1.00%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	4,5
			$22,850	1.00%		6-Feb-13	6-Feb-14
2002	3,739		$23,250	1.00%		6-Feb-14	23-Dec-14 - 23-Mar-15

APL SARDONYX		D	$24,750	2.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	5,6
1995	4,729

APL SPINEL		D	$24,750	2.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	5,6,7
1996	4,729

*	Each container vessel is a “sister ship”, or closely similar, to other container vessels that have the same letter.
**	Total commission as a percentage of charterhire paid to third parties and Diana Shipping Services S.A.
***	Charterers’ optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1.	The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before December 15, 2012 and can only commence on May 1, 2013 at a gross daily rate of $30,000.
2.	Based on latest information received by the charterers. Re-employment has not yet been arranged for this vessel.
3.	The charterer has the option to employ the vessel for a further 12 month period, plus or minus 45 days at a gross daily rate of $25,000. The optional period, if exercised, must be declared on or before the end of the 20th month of employment and will only commence at the end of the 24th month.
4.	For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.
5.	For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.
6.	The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer. Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.
7.	Vessel offhire from June 28, 2012 to June 30, 2012.

Our reported earnings always reflect the application of accounting policies for varying-rate time charters and above-market rate time charters as described in Notes 4 and 5, respectively, to the fleet table above. These accounting policies affect the recognition of revenue for financial reporting purposes but do not reduce our available cash from operations for the purpose of calculating quarterly dividends. For further description of these accounting policies, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies-Prepaid/Deferred Charter Revenue” in our annual report on Form 20-F for the year ended December 31, 2011 and Note 4 to our unaudited interim consolidated financial statements attached hereto.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•

Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys including vessel positioning for such events.

•

Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•

Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for three months ended March 31, 2012 and 2011.

	For the three months ended March 31,
	2012	2011
Ownerships days	638	180
Available days	638	180
Operating days	638	180
Fleet utilization	100.0%	100.0%
Time charter equivalent rate (TCE)	$19,066	$17,355
Daily vessel operating expenses	$8,936	$5,301

The following table reflects the calculation of our TCE rates for the periods presented:

	For the three months ended March 31,
	2012	2011
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$12,448	$3,240
Less: voyage expenses	(284)	(116)

Time charter equivalent revenues	$12,164	$3,124

Available days	638	180
Time charter equivalent (TCE) rate	$19,066	$17,355

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the container shipping industry; and

•	other factors affecting spot market charter rates for container vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In 2012, we expect our revenues to increase as a result of the expected increase in ownership days compared to 2011, due to the enlargement of our fleet.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we do not incur port and canal charges and bunker expenses represent a relatively small portion of our vessels’ overall expenses because our vessels are employed under time charters that require the charterer to bear all of those expenses.

We have paid commissions ranging from 0% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we pay to our fleet manager a commission that is equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. In 2012, we expect total commissions to increase due to the expected increase in time charter revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts. In 2012, we expect operating expenses to increase due to the enlargement of our fleet.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values, calculated at $200 to $350 per lightweight ton, depending on the vessels’ age and market conditions. We believe that these assumptions are common in the containership industry. We expect depreciation to increase as a result of the enlargement of our fleet in 2012.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Administrative Services Agreement with DSS and the Broker Services Agreement between DSS and Diana Enterprises. We incur general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessel-specific debt of our subsidiaries. As at March 31, 2012 we had $92.7 million of principal debt outstanding. We expect our interest and finance costs to increase, due to our $100 million revolving credit facility with RBS.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have also acquired vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, which is provided to us pursuant to our Administrative Services Agreement with DSS, requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

See “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on February 23, 2012, for additional factors that may affect our business.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies when we acquire and operate vessels, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed on February 23, 2012.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from charter agreements that we have entered into for our vessels and may enter into in the future. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer are recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue have not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of secondhand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are earned as revenues are earned.

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Vessel Cost

Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Depreciation

We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated salvage value. Furthermore, we estimate the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. We expect the first vessel in our fleet to be dry-docked in March 2013.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions are having broad effects on participants in a wide variety of industries. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels’ performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months’ time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance, drydocking and special surveys, as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Share Based Payment

According to Code 718 “Compensation – Stock Compensation” of the Accounting Standards Codification, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. We initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments unless observable market prices for the same or similar instruments are available. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Results of Operations

For the three months ended March 31, 2012 compared to the three months ended March 31, 2011

Net Income. Net income for the first quarter of 2012 amounted to $1.9 million compared to of $0.3 million for the same period of 2011. This increase in net income is due to the enlargement of the fleet after the addition of the Maersk Merlion, Maersk Madrid and Maersk Malacca in June 2011 and Cap San Marco, Cap San Raphael, Apl Sardonyx and Apl Spinel in February and March 2012.

Time Charter Revenues. Time charter revenues for 2012 amounted to $12.4 million, compared to $3.2 million in the same period of 2011. The increase is due to the increase in operating days in the first quarter of 2012 compared to the same quarter of 2011 due to the enlargement of the fleet and the increase of average charter rates.

Voyage Expenses. Voyage expenses for 2012 amounted to $0.3 million, compared to $0.1 million in 2011. Voyage expenses mainly consist of commissions paid to third party brokers and to DSS on our gross charterhire pursuant to our vessel management agreements and expenses for bunkers. The increase in voyage expenses in the first quarter of 2012 compared to the first quarter of 2011 was due to the increase in commissions paid on our increased revenues.

Vessel Operating Expenses. Vessel operating expenses amounted to $5.7 million in the first quarter of 2012 compared to $1.0 million in the first quarter of 2011 and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, insurances, and repairs and maintenance. The increase in operating expenses for the first quarter of 2012 compared to the same period in 2011 was mainly due to the enlargement of the fleet and also due to the bigger and older vessels added to the fleet that have greater maintenance needs than the Sagitta and the Centaurus. In addition, there was an increase in crew costs and insurance.

Depreciation. Depreciation for the first quarter of 2012 amounted to $2.7 million compared to $0.7 million in the first quarter of 2011 and represents the depreciation expense of our containerships during the respective periods. The increase in the first quarter of 2012 was due to the enlargement of the fleet.

Management Fees. Management fees amounted to $0.3 million in the first quarter of 2012 compared to $0.1 million in the first quarter of 2011 and consist of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, entered into for the provision of commercial and technical management services for the vessels in our fleet. The increase of such fees in the first quarter of 2012 compared to 2011 was due to the enlargement of the fleet.

General and Administrative Expenses. General and administrative expenses for the first quarter of 2012 amounted to $0.9 million and were the same with the first quarter of 2011 and mainly consist of consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees.

Interest and Finance Costs. Interest and finance costs for the first quarter of 2012 amounted to $0.7 million compared to $0.3 million for the first quarter of 2011 and consist of the interest expenses relating to our average debt outstanding during the respective periods, commitment fees and other loan fees and expenses. The increase in the first quarter of 2012 was due to increased average debt compared to the prior period with increased interest and other loan fees and expenses.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Liquidity and Capital Resources

We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, additional vessel acquisitions and debt service.

In January and February 2012, we drew down an aggregate amount of $92.7 million under our credit facility with RBS. We expect to utilize this credit facility to acquire our vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $7.0 million at March 31, 2012 and $40.4 million at December 31, 2011. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash flow

As at March 31, 2012 and December 31, 2011, cash and cash equivalents amounted to $8.7 million and $41.4 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the three months ended March 31, 2012 and 2011 amounted to $7.2 million and $1.8 million, respectively. The increase in cash from operating activities is due to the enlargement of our fleet during the three months ended March 31, 2012 after the delivery of the three Maersk vessels in June 2011 and four other container vessels in February and March 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities in the three months ended March 31, 2012 was $119.8 million and includes $90.3 million paid for the acquisition of the Cap San Marco, Cap San Raphael, Apl Sardonyx and Apl Spinel and an amount of $29.5 million, which represents the excess of the contractual cash flows to the market value of the four vessels acquired with a time charter attached, which was recorded as prepaid charter revenue.

There was no cash used in or provided by investing activities in the three months ended March 31, 2011.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2012 was $80.0 million and consists of $92.7 million of loan proceeds received under our loan agreement with the Royal Bank of Scotland. It also includes $3.5 million of cash dividends paid to investors and $9.3 million representing the compensating cash balance required under our revolving credit facility with the Royal Bank of Scotland.

Net cash provided by financing activities in the three months ended March 31, 2011 was $18.9 million and consists of $20.0 million of loan proceeds we received from our facility with DnB Bank ASA of which $0.3 million were repaid according to the related repayment schedule and $0.8 million compensating cash balance required under the loan facility with DnB Bank ASA.

Credit facilities

DnB NOR Bank ASA: On July 7, 2010, we entered into a secured term loan facility with DnB NOR Bank ASA for up to $40.0 million to partially finance the acquisition of the two vessels in our initial fleet. The loan was available in two advances for each vessel with each advance not exceeding the lower of $10.0 million and 25% of the market value of the relevant ship and was available until July 31, 2011. Each advance was repayable in 24 quarterly installments of $165,000 plus one final balloon installment of $6.04 million to be paid together with the last installment. The loan bore interest at LIBOR plus a margin of 2.40% per annum plus any mandatory additional cost of funds. We also paid commitment fees of

0.96% per annum on the undrawn portion of the loan until February 4, 2011. The loan was secured by, among other things, a first preferred mortgage over each of the two vessels and first priority assignments over interest bearing accounts with DnB NOR Bank ASA for each vessel.

On May 4, 2011, through certain wholly-owned subsidiaries, we entered into a loan agreement with DnB NOR Bank ASA for a maximum amount of $85.0 million in order to refinance the outstanding balance of the loan facility dated July 7, 2010, to partly finance the cost of the three Panamax container vessels that we acquired in June 2011 and for general working capital. The loan would be made available in two tranches. Tranche 1 would be the lesser of 65% of the market value of the vessels m/v Sagitta and m/v Centaurus and $65.0 million and tranche 2 would be the lesser of 35% of the market value of the three Panamax container vessels mentioned above and $20.0 million. Trance 1 was drawn in a single drawdown and trance 2 would be available for drawing in three drawdowns until July 31, 2011. Tranche 1 would be repaid in 24 consecutive quarterly installments of $1.1 million each, plus a balloon installment of $37.6 million to be paid together with the last installment. Tranche 2 would be repaid in 8 consecutive quarterly installments of $2.5 million each. The loan bore interest at LIBOR plus a margin of 2.6% per annum. We paid $0.4 million of arrangement fees on signing the agreement and on May 6, 2011 we drew down $65.0 million with which we repaid the then-outstanding balance of indebtedness under our secured term loan facility entered into on July 7, 2010, which amounted to $38.7 million plus interest. On June 20, 2011 we also repaid the outstanding balance of $65.0 million and we terminated the agreement.

The loan was secured with a first priority mortgage on each of the vessels, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months, and an unconditional, irrevocable guarantee from Diana Containerships. The lender also required the market values of the mortgaged ships to cover 125% of the aggregate outstanding balance of the loan. The loan included restrictions as to changes in management, ownership, additional indebtedness, a consolidated leverage ratio of not more than 70%, minimum liquidity of 4% of the funded debt.

The Royal Bank of Scotland plc.: On December 16, 2011, we entered into a revolving credit facility with the Royal Bank of Scotland plc, where the lenders have agreed to make available to us a revolving credit facility of up to $100.0 million, which may be increased to $150.0 million subject to further syndication, in order to refinance part of the acquisition cost of vessels m/v Sagitta and the m/v Centaurus, and finance part of the acquisition cost of additional containerships (“Additional Ships”).

The facility will be available for five years with the maximum available amount (the “Available Facility Limit”) reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager’s undertakings and minimum security hull value varying from 125% to 140% of the outstanding loan depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

We paid an arrangement fee of 1%, or $1 million, on signing of the agreement and will pay an additional arrangement fee of 1% if the facility limit increases, an annual agency fee of $47,500 if one additional lender is involved in the agreement, or $60,000 if two or more additional lenders are involved in the agreement. We also pay commitment commissions of 0.99% of the available commitment since September 27, 2011 which are payable on the last day of each successive three month period which ends on the last day of the availability period and, if cancelled in full, on the cancelled amount of the relevant lender’s commitment at the time the cancellation becomes effective. As at March 31, 2012 we had $92.7 million of debt outstanding under our credit facility, while as at December 31, 2011 we had no debt outstanding.

As at March 31, 2012 and the date of this report, we have not used any derivative instruments for hedging purposes or other purposes.

Capital expenditures

Our future capital expenditures relate to the purchase of containerships. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we fund with cash on hand.

Recent developments

On May 2, 2012, we declared a cash dividend on our common shares of $0.25 per share. The cash dividend was paid on May 31, 2012 to all shareholders of record as at May 17, 2012.

On May 31, 2012, our board of directors determined to amend the Company’s dividend policy, effective immediately. Pursuant to the revised policy, we currently intend to declare a variable quarterly dividend each February, May, August and November equal to a substantial portion of available cash from operations during the previous quarter, after the payment of cash expenses and reserves for scheduled drydockings, intermediate and special surveys and other purposes as our board of directors may from time to time determine are required, taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs and the requirements of Marshall Islands law.

On June 4, 2012, consistent with this new dividend policy, we announced guidance with respect to our dividend for the second quarter of 2012. We currently expect to declare a dividend with respect to the second quarter of 2012 in the amount of $0.30 per share to all holders of our common shares outstanding as of a record date to be determined by our board of directors, assuming (i) the continued performance of our current time charters and no unexpected off-hire periods; (ii) that we do not incur any unanticipated extraordinary cash expenses such as vessel repairs, mandated upgrades or modifications or other liabilities not covered by cash reserves established by the board of directors, and (iii) no material changes in vessel operating or financing expenses.

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.

Consolidated Balance Sheets as at March 31, 2012 (unaudited) and December 31, 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	March 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,668	$41,354
Accounts receivable, trade	105	163
Inventories	2,811	1,832
Prepaid expenses	420	210

Total current assets	12,004	43,559

FIXED ASSETS:
Advances for vessel acquisitions and other vessel costs	—	6,634

Vessels (Note 3)	263,160	166,218
Accumulated depreciation (Note 3)	(10,080)	(7,391)

Vessels’ net book value	253,080	158,827

Total fixed assets	253,080	165,461

Deferred financing costs	—	991
Compensating cash balance (Note 5)	9,270	—
Prepaid charter revenue (Note 4)	27,929	—

Total assets	$302,283	$210,011

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Accounts payable, trade and other	2,047	1,917
Accrued liabilities	1,416	776
Due to related parties (Note 2)	666	318
Deferred revenue, current (Note 6)	870	103

Total current liabilities	4,999	3,114

Long-term debt, net of current portion and of unamortized deferred financing costs (Note 5)	91,757	—
Deferred revenue, non-current (Note 6)	364	364

Commitments and contingencies (Note 7)	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—

Common stock, $0.01 par value; 500,000,000 shares authorized; 23,076,161 issued and outstanding as at March 31, 2012 and December 31, 2011	231	231
Additional paid-in capital (Note 8)	209,050	208,827
Accumulated deficit	(4,118)	(2,525)

Total stockholders’ equity	205,163	206,533

Total liabilities and stockholders’ equity	$302,283	$210,011

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.

Unaudited Interim Consolidated Statements of Income

For the three months ended March 31, 2012 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2012	2011
REVENUES:
Time charter revenues	$12,448	$3,240

EXPENSES:

Voyage expenses (Notes 2)	284	116
Vessel operating expenses	5,701	954
Depreciation (Note 3)	2,689	724
Management fees (Note 2)	315	90
General and administrative expenses (Note 2)	939	851
Foreign currency losses / (gains)	(33)	6

Operating income	$2,553	$499

OTHER INCOME/(EXPENSES)

Interest and finance costs (Note 5)	$(711)	$(264)
Interest income	26	22

Total other expenses, net	$(685)	$(242)

Net income	$1,868	$257

Earnings per common share, basic and diluted (Note 9)	$0.08	$0.04

Weighted average number of common shares, basic (Note 9)	22,929,499	6,106,161

Weighted average number of common shares, diluted (Note 9)	22,934,228	6,106,161

DIANA CONTAINERSHIPS INC.

Unaudited Interim Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2012 and 2011

(Expressed in thousands of U.S. Dollars)

	2012	2011

Net income	$1,868	$257

Comprehensive income	$1,868	$257

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the three months ended March 31, 2012 and 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional
	# of Shares	Par Value	Paid-in Capital	Accumulated Deficit	Total

Balance, December 31, 2010	6,106,161	$61	$86,551	$(2,001)	$84,611
- Net income	—	—	—	257	257
- Compensation cost on restricted stock (Note 8)	—	—	197	—	197

BALANCE, March 31, 2011	6,106,161	$61	$86,748	$(1,744)	$85,065

Balance, December 31, 2011	23,076,161	$231	$208,827	$(2,525)	$206,533
- Net income	—	—	—	1,868	1,868
- Compensation cost on restricted stock (Note 8)	—	—	223	—	223
- Dividends declared and paid (at $0.15 per share)	—	—	—	(3,461)	(3,461)

BALANCE, March 31, 2012	23,076,161	$231	$209,050	$(4,118)	$205,163

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2012 and 2011

(Expressed in thousands of U.S. Dollars)

	2012	2011
Cash Flows provided by Operating Activities:
Net income	$1,868	$257

Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation	2,689	724
Amortization of deferred financing costs	48	30
Amortization of prepaid charter revenue (Note 4)	1,591	—
Compensation cost on restricted stock awards (Note 8)	223	197
(Increase) / Decrease in:
Accounts receivable, trade	58	(7)
Due from related party	—	398
Inventories	(979)	56
Prepaid expenses and other	(230)	41
Increase / (Decrease) in:
Accounts payable, trade and other	130	10
Accrued liabilities	640	(312)
Due to related parties	348	437
Deferred revenue	767	—

Net Cash provided by Operating Activities	$7,153	$1,831

Cash Flows used in Investing Activities:
Vessel acquisitions and other vessel costs (Note 3)	(90,308)	—
Acquisition of time charter (Note 4)	(29,500)	—

Net Cash used in Investing Activities	$(119,808)	$—

Cash Flows provided by Financing Activities:
Proceeds from long term debt	92,700	20,000
Repayments of long term debt	—	(330)
Cash dividends	(3,461)	—
Changes in compensating cash balances	(9,270)	(787)

Net Cash provided by Financing Activities	$79,969	$18,883

Net increase / (decrease) in cash and cash equivalents	$(32,686)	$20,714

Cash and cash equivalents at beginning of period	$41,354	$11,098

Cash and cash equivalents at end of period	$8,668	$31,812

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$—	$132

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(Expressed in thousands of US Dollars – except for share and per share data)

1.	General Information

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. (“DCI”) and its wholly-owned subsidiaries (collectively, the “Company”). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

The consolidated balance sheet as of December 31, 2011 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. (“Likiep”), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, “Sagitta”, which was built and delivered on June 29, 2010.

(b)	Orangina Inc. (“Orangina”), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, “Centaurus”, which was built and delivered on July 9, 2010.

(c)	Lemongina Inc. (“Lemongina”), which as at March 31, 2012, did not have any operations.

(d)	Ralik Shipping Company Inc. (“Ralik”), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, “Maersk Madrid” (built in 1989), which was acquired on June 14, 2011.

(e)	Mili Shipping Company Inc. (“Mili”), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, “Maersk Malacca” (built in 1990), which was acquired on June 22, 2011.

(f)	Ebon Shipping Company Inc. (“Ebon”), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, “Maersk Merlion” (built in 1990), which was acquired on June 17, 2011.

(g)	Mejit Shipping Company Inc. (“Mejit”), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, “Apl Sardonyx” (built in 1995), which was acquired on February 17, 2012 (Note 3).

(h)	Micronesia Shipping Company Inc. (“Micronesia”), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, “Apl Spinel” (built in 1996), which was acquired on March 1, 2012 (Note 3).

(i)	Rongerik Shipping Company Inc. (“Rongerik”), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, “Cap San Marco” (built in 2001), which was acquired on February 6, 2012 (Note 3).

DIANA CONTAINERSHIPS INC.

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(Expressed in thousands of US Dollars – except for share and per share data)

(j)	Utirik Shipping Company Inc. (“Utirik”), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, “Cap San Raphael” (built in 2002), which was acquired on February 6, 2012 (Note 3).

During the three months ended March 31, 2012 and 2011, charterers that accounted for more than 10% of the Company’s revenues were as follows:

Charterer	2012	2011
A	56%	44%
B	18%	—
C	13%	—
D	13%	56%

2.	Transactions with a Related Party

Diana Shipping Services S.A. (“DSS” or the “Manager”): DSS, a wholly owned subsidiary of Diana Shipping Inc., a Company’s major shareholder, provides (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc. (“Diana Enterprises”), a related party controlled by the Company’s Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040 until the completion of the public offering on June 15, 2011 (Note 8) and $1,300 thereafter; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company pays a commission of 1% of the gross charterhire and freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and $20 per vessel per month for laid-up vessels.

For the three months ended March 31, 2012 and 2011, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises under the Broker Services Agreement between DSS and Diana Enterprises:

	For the three months ended March 31, 2012	For the three months ended March 31, 2011
Management fees	$398	$90
Commissions	140	32
Administrative fees	30	30
Brokerage fees	325	260

From the total management fees, as at March 31, 2012, $83 are included in Vessels in the accompanying consolidated unaudited balance sheet. Commissions are included in Voyage expenses in the accompanying unaudited consolidated statements of income. Administrative and brokerage fees are included in General and administrative expenses in the accompanying unaudited consolidated statements of income.

As at March 31, 2012 and December 31, 2011, an amount of $611 and $263, respectively was due to DSS and is included in Due to related parties in the accompanying consolidated balance sheets.

3.	Vessels

In December 2011, Rongerik and Utirik acquired the container vessels m/v “Cap San Marco” and m/v “Cap San

DIANA CONTAINERSHIPS INC.

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(Expressed in thousands of US Dollars – except for share and per share data)

Raphael”, respectively, for the purchase price of $33.0 million each. Both vessels were delivered on February 6, 2012.

In January 2012, Mejit and Micronesia, acquired the container vessels, “APL Sardonyx” and “APL Spinel”, respectively, for the purchase price of $30.0 million each. M/v “APL Sardonyx” was delivered on February 17, 2012 and m/v “APL Spinel” on March 1, 2012.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$166,218	$(7,391)	$158,827
- Acquisitions and other vessels’ costs	96,942	—	96,942
- Depreciation for the period	—	(2,689)	(2,689)

Balance, March 31, 2012	$263,160	$(10,080)	$253,080

As at March 31, 2012, the aggregate cost of the vessels delivered to the Company was $96,942, which includes $442 of capitalized costs. Also, from this aggregate cost an amount of $6,634 was transferred from Advances for vessel acquisition and other vessel costs presented in the accompanying consolidated balance sheet as at December 31, 2011.

As at March 31, 2012, the Company’s vessels having a total carrying value of $184,815 were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 5.

As at March 31, 2012 all vessels were operating under time charter agreements.

4.	Prepaid Charter Revenue

In February and March 2012, the container vessels “Cap San Marco”, “Cap San Raphael”, “APL Sardonyx” and “APL Spinel”, were delivered to the Company and were chartered back to the sellers. Based on the vessels’ valuation and the valuation of their respective time charter agreements according to the Company’s policy, an aggregate asset of $29,500 was recorded which is amortized to revenue over the period of the respective time charter agreements. In addition to that and due to the fact that the time charter agreements for “Cap San Marco” and m/v “Cap San Raphael” provide for varying rates throughout the duration of the time charter, the revenue is being recognized on a straight line basis and the difference is included in Prepaid charter revenue as well.

As at March 31, 2012, the balance of the account was analyzed as follows:

Description	Amount	Accumulated Amortization	Net
Prepaid charter revenue	$29,500	$(1,591)	$27,909
Deferred asset from varying charter rates	20		20

Total	$29,520	$(1,591)	$27,929

The aggregate expected amortization throughout the respective periods of the charter party agreements is as follows:

Period	Amount
Year 1	$13,393
Year 2	$11,350
Year 3	$3,166

DIANA CONTAINERSHIPS INC.

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(Expressed in thousands of US Dollars – except for share and per share data)

5.	Long-Term Debt, Current and Non-Current

The amounts of long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	March 31, 2012	December 31, 2011
Royal Bank of Scotland - Revolving credit facility	$92,700	$—
Less related deferred financing costs	(943)	—

Total	$91,757	$—

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc (“RBS”), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 (which may be increased to $150,000 subject to further syndication) in order to refinance part of the acquisition cost of the vessels m/v “Sagitta” and m/v “Centaurus” and finance part of the acquisition costs of additional containerships (“Additional Ships”).

The facility will be available for five years with the maximum available amount (the “Available Facility Limit”) reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit.

The credit facility bears interest at Libor plus a margin of 2.75% and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager’s undertakings and minimum security hull value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1. The Company pays commitment commissions of 0.99% of the available commitment.

During the three months ended March 31, 2012 and 2011, total interest incurred on long-term debt amounted to $518 and $215, respectively, and is included in Interest and finance costs in the accompanying unaudited consolidated statements of income. Commitment fees incurred during the three months ended March 31, 2012 and 2011 amounted to $95 and $18, respectively, and are included in Interest and finance costs in the accompanying unaudited consolidated statements of income.

6.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of March 31, 2012 and December 31, 2011 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. This revenue is amortized to

DIANA CONTAINERSHIPS INC.

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(Expressed in thousands of US Dollars – except for share and per share data)

Operating expenses according to the terms of the respective contracts. As at March 31, 2012 and 2011, there was no amortization.

7.	Commitments and Contingencies

(a)	Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of the any policy year.

(b)	As at March 31, 2012, the minimum contractual charter revenues, net of related commissions, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $66.9 million until March 31, 2013, $32.5 million until March 31, 2014 and at $12.1 million until March 31, 2015.

8.	Changes in Capital Accounts

The changes in Additional paid-in capital are due to the compensation cost resulting from the restricted common stock awarded to the Company’s executives from the Company’s Stock Incentive Plan. During the three months ended March 31, 2012 and 2011, compensation cost on restricted stock amounted to $223 and $197, respectively, and is included in General and administrative expenses. At March 31, 2012 and December 31, 2011, the total unrecognized compensation cost relating to restricted share awards was $1,093 and $1,317, respectively. At March 31, 2012, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.76 years.

As of March 31, 2012 and 2011, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2011	146,662	$12.95

Outstanding at March 31, 2012	146,662	$12.95

DIANA CONTAINERSHIPS INC.

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2012

(Expressed in thousands of US Dollars – except for share and per share data)

9.	Earnings per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company’s incentive plan of 146,662 as at March 31, 2012, received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the three months ended March 31, 2012 amounted to $3,461. The Company did not declare any dividends during the three months ended March 31, 2011. For the three months ended March 31, 2012 and 2011, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provisions of ASC 260, was antidilutive.

	2012		2011
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS

Net income	$1,868	$1,868	$257	$257
Less distributed and undistributed earnings attributable to restricted shares	(12)	—	—	—

Net income available to common stockholders	1,856	1,868	257	257

Weighted average number of common shares outstanding	22,929,499	22,929,499	6,106,161	6,106,161
Effect of dilutive restricted shares	—	4,729	—	—

Total shares outstanding	22,929,499	22,934,228	6,106,161	6,106,161

Earnings per common share	$0.08	$0.08	$0.04	$0.04

10.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan as at March 31, 2012 approximates its recorded value, due to its variable interest rate.

11.	Subsequent Events

(a)	Declaration of dividends: On May 2, 2012, the Company declared a dividend amounting to $5,769, or $0.25 per share, which was paid on May 31, 2012 to stockholders of record as of May 17, 2012.